[Letterhead of]

C R A V A T H ,  S W A I N E  &  M O O RE  L L P

November 10, 2009

AOL Inc.

Registration Statement on Form 10

File No. 001-34419

Dear Mr. Shuman:

We refer to the letter of November 9, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to AOL Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on Amendment No. 2 to the Company’s Registration Statement on Form 10, File No. 001-34419, filed on October 26, 2009 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 4 to the Registration Statement (the “Amendment”), which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have faxed to the Staff copies of the revised pages marked to show changes made to the version of the Registration Statement filed with the SEC on November 6, 2009. We have also enclosed four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement for your convenience.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Information Statement, Exhibit 99.1

Executive Compensation

1.	We note your response to comment 7 but remain unpersuaded that the company need not disclose executive compensation for its named executive officers for fiscal years 2007 and 2006. Regulation S-K Compliance and Disclosure Interpretation 217.01 provides clarification of the scope of Instruction 1 to Item 402(c) of Regulation S-K. In this transaction, it appears that the continuity of several members of management who are functioning in substantially the same business roles requires the disclosure of historical compensation. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 125 and 126 to include executive compensation information for its named executive officers for fiscal years 2007 and 2006.

Exhibits

2.	We note your response to comment 11 that you have filed the complete and final forms of the Separation Distribution Agreement and Transition Services Agreement, but it appears that several agreement including the Separation Distribution Agreement and Transition Services Agreement are filed as form agreements and not as executed copies that are dated and signed. Please tell us when you plan to execute the agreements and if you plan to publicly file updated agreements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it intends to execute the transaction documents, including the Separation and Distribution Agreement and Transition Services Agreement, immediately prior to the declaration by Time Warner’s board of directors of the dividend of the Company’s common stock to Time Warner shareholders. The Company expects to request effectiveness of the Registration Statement immediately after the declaration of the dividend and will file copies of the executed Separation and Distribution Agreement, Transition Services Agreement, Second Tax Matters Agreement and Employee Matters Agreement on Form 8-K within four days of the date on which the transaction documents are executed. We note for the Staff’s benefit that the execution copies of each agreement will be identical to the forms thereof previously filed with the SEC, or which are being filed concurrently with this response letter.

3.	The tax opinion regarding the AOL separation states that the “legal opinion may not be relied upon for any other purpose or by any person other that TWX and its Subsidiaries” without counsel’s written consent. Please revise to eliminate language that states or implies that investors are not entitled to rely on the opinion.

Response: The Company advises the Staff that it has filed a revised copy of the tax opinion to address the Staff’s comment.

Please contact the undersigned at (212) 474-1788 with any questions you may have regarding the Registration Statement.

Sincerely,

Eric L. Schiele, Esq.

Mark P. Shuman

Legal Branch Chief

        U.S. Securities and Exchange Commission

        Division of Corporation Finance

        100 F Street, N.E.

        Washington, D.C. 20549

Copy to:

Jan Woo

        Staff Attorney

        U.S. Securities and Exchange Commission

        Division of Corporation Finance

        100 F Street, N.E.

        Washington, D.C. 20549

Melissa Walsh

        Staff Accountant

        U.S. Securities and Exchange Commission

        Division of Corporation Finance

        100 F Street, N.E.

        Washington, D.C. 20549

Ira Parker

        Executive Vice President, Corporate Secretary and General Counsel

        AOL Inc.

        770 Broadway

        New York, NY 10003

Encls.

FEDERAL EXPRESS